UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

iClick Interactive Asia Group Limited

(Name of Issuer)

Class A ordinary shares, $0.001 par value per share

(Title of Class of Securities)

G47048 106

(CUSIP Number)

December 20, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. G47048 106	SCHEDULE 13D	Page 2 of 9

1.	NAME OF REPORTING PERSON: Huang Jianjun
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,564,103 Class A ordinary shares
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 2,564,103 Class A ordinary shares
	10.	SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,564,103 Class A ordinary shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%[1]
14.	TYPE OF REPORTING PERSON IN

[1]	Percentage calculated based on 45,011,230 Class A ordinary shares outstanding as of December 20, 2022, as advised by the Issuer.

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1.	NAME OF REPORTING PERSON: Marine Central Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,564,103 Class A ordinary shares
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 2,564,103 Class A ordinary shares
	10.	SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,564,103 Class A ordinary shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%[2]
14.	TYPE OF REPORTING PERSON CO

[2]	Percentage calculated based on 45,011,230 Class A ordinary shares outstanding as of December 20, 2022, as advised by the Issuer.

CUSIP No. G47048 106	SCHEDULE 13D	Page 4 of 9

ITEM 1. SECURITIES AND ISSUER

This Schedule 13D relates to Class A ordinary shares, par value $0.001 per share (the “Class A Ordinary Shares”), of iClick Interactive Asia Group Limited, a company incorporated in the Cayman Islands (the “Issuer”), which address and principal executive office is 15/F Prosperity Millennia Plaza, 663 King’s Road, Quarry Bay, Hong Kong S.A.R., People’s Republic of China.

The Issuer’s ordinary shares consist of Class A Ordinary Shares and Class B ordinary shares, par value of $0.001 per share (the “Class B Ordinary Shares,” together with the Class A Ordinary Shares, the “Ordinary Shares”). The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights and voting rights. Each Class B Ordinary Share is convertible at the option of the holder at any time into one Class A Ordinary Share. Each Class B Ordinary Share is entitled to twenty (20) votes per share, whereas each Class A Ordinary Share is entitled to one (1) vote per share.

The Issuer’s American Depositary Shares (the “ADSs”) (one representing five Class A Ordinary Shares) are listed on the NASDAQ Global Market under the symbol “ICLK.”

Item 2. Identity and Background

(a)	This Schedule 13D is being filed jointly on behalf of (1) Huang Jianjun, a citizen of the People’s Republic of China, and (2) Marine Central Limited (“Marine Central”), a British Virgin Islands company (each a “Reporting Person” or collectively, the “Reporting Persons”).

The Class A Ordinary Shares beneficially owned by each of the Reporting Persons were previously reported on a Schedule 13G filed jointly by Huang Jianjun and Marine Central on May 6, 2020. This Schedule 13D constitutes an initial Schedule 13D filing on behalf of each of the Reporting Persons and is being filed as a result of the events described in Item 4 below.

(b)	The principal business address of the Reporting Persons is Unit 2B, 17/F., Chung Kiu Commercial Bldg., No. 47-51 Shantung Street, Mongkok, Kowloon, Hong Kong.

(c)	Huang Jianjun is the majority shareholder and sole director of Marine Central. Mr. Huang’s principal occupation is serving as the co-founder of Success Jumbo Group Limited, which provides IT-related consulting and services. The principal business of Marine Central is the acquiring, holding, managing, supervising and disposing of investments for its shareholders.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	See paragraph (a) above for the citizenship of the Reporting Persons.

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ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Huang Jianjun previously reported his beneficial ownership of equity securities of the Issuer on Schedule 13G filed on May 6, 2020, pursuant to Rule 13d-1(c), but is now filing this Schedule 13D (“Schedule 13D”) in connection with the transactions described in Item 4 below.

On November 11, 2019, the Issuer issued a convertible note (the “Note”) to Marine Central in exchange for $20 million sourced from the personal funds of Marine Central’s shareholders. On March 4, 2020, Marine Central converted the Note in exchange for 2,564,103 Class A Ordinary Shares at a conversion price of $7.80 per share. On April 4, 2020, Mr. Huang acquired control of Marine Central from its then majority shareholder with $10,196,000 of his personal funds and became Marine Central’s majority shareholder and sole director.

The descriptions of the principal terms of the Proposal (as defined in Item 4) under Item 4 are incorporated herein by reference in their entirety.

ITEM 4. PURPOSE OF TRANSACTION

On December 20, 2022, Huang Jianjun and Rise Chain Investment Limited, a British Virgin Islands company wholly owned by him (“Rise Chain,” and together with Mr. Huang, the “Sponsor”), entered into a consortium agreement (the “Consortium Agreement”) with Jian Tang, Igomax Inc., a British Virgin Islands company wholly owned by Mr. Tang, Wing Hong Sammy Hsieh and Bubinga Holdings Limited, a British Virgin Islands company wholly owned by Mr. Hsieh (the “Founder Group”) and, collectively with the Reporting Persons and Rise Chain, the “Buyer Group”), pursuant to which all parties agreed to cooperate in good faith to acquire all of the outstanding Ordinary Shares and ADSs representing the Ordinary Shares other than those already beneficially owned by the Buyer Group, through a going-private transaction (the “Proposed Transaction”).

On the same date, the Buyer Group jointly submitted a preliminary non-binding proposal to the Issuer’s board of directors related to the proposed acquisition of all of the Ordinary Shares and ADSs not already beneficially owned by the Buyer Group for cash consideration equal to US$0.81344 per Ordinary Share or US$4.0672 per ADS, in cash (the “Proposal”).

It is anticipated that funding for the Proposed Transaction will be provided by a combination of debt and equity capital. Equity financing will be provided by the Buyer Group in the form of cash contributions and rollover equity in the Issuer. Debt financing is expected to be provided by loans from third party financial institutions.

The Buyer Group is not obligated to complete the Proposed Transaction.

The Consortium Agreement provides, among other things, that the Buyer Group will collectively undertake due diligence regarding the Issuer, engage in discussions with the Issuer regarding the Proposal, negotiate a merger agreement with the Issuer and the terms of agreements between members of the Buyers Group to support the Proposal and to regulate the relationship between the members of the Buyer Group after the consummation of the acquisition of the Issuer (including a shareholders agreement) and cooperate in good faith with each other in connection with the acquisition of the Issuer. The Consortium Agreement also provides that the Sponsor agrees to acquire debt financing on terms and conditions to be reasonably agreed by the Sponsor and the Founder Group and, subject to the execution of definitive documents and the satisfaction or waiver of the conditions therein, to pay cash to an entity formed to facilitate the Proposed Transaction in an amount sufficient to consummate the acquisition of the Issuer. Additionally, the Consortium Agreement states that unless the Sponsor and the Founder Group agree, they will not commission a report, opinion or appraisal (within the meaning of Item 1015 of Regulation M-A under the Exchange Act).

During the period beginning on the date of the Consortium Agreement and ending on the six (6)-month anniversary of the date of the Consortium Agreement (the “Exclusivity Period”), members of the Buyer Group have agreed, among other things, to: (a) work exclusively with each other with respect to the Proposed Transaction; (b) not make a competing proposal for the acquisition of control of the Issuer; (c) not acquire or dispose of any securities of the Issuer; or (d) not enter into any agreement, arrangement or understanding regarding, or do, anything which is directly inconsistent with the Proposed Transaction. Pursuant to the Consortium Agreement, the Buyer Group may also jointly agree to admit one or more additional member(s) to the Buyer Group.

CUSIP No. G47048 106	SCHEDULE 13D	Page 6 of 9

If the Proposed Transaction is completed, the Issuer’s Class A Ordinary Shares would become eligible for termination of registration pursuant to Section 12(g) (4) of the Act and would be delisted from the NASDAQ Global Market, and the Issuer’s obligation to file periodic reports under the Act would terminate. In addition, consummation of the Proposed Transaction could result in one or more of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D, including the acquisition or disposition of securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, a change to the board of directors of the Issuer, and a change in the Issuer’s memorandum and articles of association to reflect that the Issuer would become a privately held company. Except as indicated above, the Reporting Persons have no plans or proposals which relate to or would result in any of the actions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D.

References to the Proposal and Consortium Agreement in this Schedule 13D are qualified in their entirety by reference to the Proposal and Consortium Agreement, a copy of each of which is attached hereto as Exhibit 99.2 and Exhibit 99.3, respectively, and incorporated herein by reference in their entirety.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)-(b)	The responses of each of the Reporting Persons with respect to Rows 11, 12, and 13 of the cover pages of this Schedule 13D that relate to the aggregate number and percentage of Class A Ordinary Shares (including but not limited to footnotes to such information) are incorporated herein by reference.

The responses of each of the Reporting Persons with respect to Rows 7, 8, 9, and 10 of the cover pages of this Schedule 13D that relate to the number of Class A Ordinary Shares as to which such Reporting Persons have sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of (including but not limited to footnotes to such information) are incorporated herein by reference.

The information set forth in Items 2 and 4 above is hereby incorporated by reference. Huang Jianjun is the majority shareholder and sole director of Marine Central. Pursuant to Section 13(d) of the Exchange Act and the rules promulgated thereunder, Mr. Huang may be deemed to beneficially own all of the Class A Ordinary Shares held by Marine Central.

By virtue of their actions in respect of the Proposed Transaction as described herein, the Reporting Persons may be deemed to constitute a “group” with the other members of the Buyer Group and/or their affiliates within the meaning of Rule 13d-5(d) under the Exchange Act. As a member of a group, each Reporting Person may be deemed to beneficially own the Ordinary Shares beneficially owned by the members of the group as a whole. However, except as expressly otherwise stated herein, each Reporting Person expressly disclaims any beneficial ownership of such shares held by the other Reporting Person or any other person (including any member of the Buyer Group and/or their affiliates). Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that they are the beneficial owners of any Ordinary Shares as may be beneficially owned by the other members of the Buyer Group and/or their affiliates for purposes of Section 13(d) of the Exchange Act or for any other purpose.

The following table sets forth the beneficial ownership of Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) of the Issuer for persons who are members of the Buyer Group (other than the Reporting Persons) and therefore, together with the Reporting Persons, may be deemed to be a “group” within the meaning of Section 13(d)(3) of the Securities Act.

CUSIP No. G47048 106	SCHEDULE 13D	Page 7 of 9

Reporting Person:	Amount Beneficially Owned:	Percent of Class:		Sole Power to Vote or Direct the Vote:		Shared Power to Vote or to Direct the Vote:		Sole Power to Dispose or to Direct the Disposition of:		Shared Power to Dispose or to Direct the Disposition of:
Jian Tang	2,526,470	5.4%	(1)	27,913	(3)	2,498,557	(4)	27,913	(3)	2,498,557	(4)
Igomax Inc.	2,498,557	5.3%	(1)	0		2,498,557	(5)	0		2,498,557	(5)
Wing Hong Sammy Hsieh	2,524,109	5.3%	(2)	241,294		2,282,815	(6)	241,294		2,282,815	(6)
Bubinga Holdings Limited	2,282,815	4.8%	(2)	0		2,282,815	(7)	0		2,282,815	(7)

(1)	The percent ownership calculation assumes that there is a total of 47,113,493 Class A Ordinary Shares outstanding, which includes (i) the 45,011,230 Class A Ordinary Shares outstanding as of December 20, 2022, as advised by the Issuer, and (ii) the 2,102,263 Class A Ordinary Shares issuable upon the conversion of 2,102,263 Class B Ordinary Shares held by Igomax Inc.
(2)	The percent ownership calculation assumes that there is a total of 47,294,045 Class A Ordinary Shares outstanding, which includes (i) the 45,011,230 Class A Ordinary Shares outstanding as of December 20, 2022, as advised by the Issuer, and (ii) the 2,282,815 Class A Ordinary Shares issuable upon the conversion of 2,282,815 Class B Ordinary Shares held by Bubinga Holdings Limited.
(3)	Comprises 27,913 Class A Ordinary Shares that are issuable upon exercise of options held in trust by Mr. Jian Tang.
(4)	Reflects (i) 396,294 Class A Ordinary Shares held by Igomax Inc. and (ii) 2,102,263 Class A Ordinary Shares issuable upon the conversion of 2,102,263 Class B Ordinary Shares held by Igomax Inc. Mr. Jian Tang is the sole director and shareholder of Igomax Inc.
(5)	Reflects (i) 396,294 Class A Ordinary Shares held by Igomax Inc. and (ii) 2,102,263 Class A Ordinary Shares issuable upon the conversion of 2,102,263 Class B Ordinary Shares held by Igomax Inc.
(6)	Reflects (i) 241,294 Class A Ordinary Shares held directly by Mr. Wing Hong Sammy Hsieh and (ii) 2,282,815 Class A Ordinary Shares issuable upon the conversion of 2,282,815 Class B Ordinary Shares held by Bubinga Holdings Limited. Mr. Hsieh is the sole director and shareholder of Bubinga Holdings Limited.
(7)	Comprises 2,282,815 Class A Ordinary Shares issuable upon the conversion of 2,282,815 Class B Ordinary Shares held by Bubinga Holdings Limited.

(c)	Except as disclosed in this Schedule 13D, the Reporting Persons have not entered into any transactions in the Ordinary Shares (including Class A Ordinary Shares represented by ADSs) during the past sixty days.

(d)	Except as disclosed in this Schedule 13D, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Ordinary Shares, other than (i) the Reporting Persons and (ii) the minority shareholder of Marine Central.

(e)	Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth in Items 3, 4 and 5 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 6. Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to the voting or disposition of the Class A Ordinary Shares owned by the Reporting Persons.

CUSIP No. G47048 106	SCHEDULE 13D	Page 8 of 9

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1	Joint Filing Agreement, dated December 22, 2022, by and between the Reporting Persons.
Exhibit 99.2	Proposal from the Buyer Group to the Board of the Issuer, dated December 20, 2022.
Exhibit 99.3	Consortium Agreement dated December 20 by and among the Founder Parties (as defined therein) and the Sponsor Parties (as defined therein).

CUSIP No. G47048 106	SCHEDULE 13D	Page 9 of 9

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 22, 2022	Huang Jianjun

/s/ Huang Jianjun
Huang Jianjun

Marine Central limited

	By:	/s/ Huang Jianjun
	Name:	Huang Jianjun
	Title:	Director